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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                (Amendment No.      )

                                 ELTRAX SYSTEMS, INC.
                                   (Name of Issuer)

                            COMMON STOCK, $0.01 PAR VALUE
                            (Title of Class of Securities)

                                     290375 10 4
                        (CUSIP Number of Class of Securities)

                                LAURA D. NEMETH, ESQ.
                         BERICK, PEARLMAN & MILLS CO., L.P.A.
                                  1350 EATON CENTER
                                CLEVELAND, OHIO 44114
                                    (216) 861-4900
                    (Name, address and telephone number of person
                   authorized to receive notices and communications
                       on behalf of person(s) filing statement)


                                   OCTOBER 31, 1997
               (Date of Event which Requires Filing of this Statement)
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    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  Page 1 of 5 Pages

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                                     SCHEDULE 13D
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CUSIP No. 290375 10 4
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1   NAME OF REPORTING PERSON      JOHN M. GOOD
    S.S. or I.R.S. Identification No. of Above Person  S.S. No. ###-##-####

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)  / /
                                                                        (b)  / /

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3   SEC USE ONLY
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4   SOURCE OF FUNDS*                      00
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           / /
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                          U.S.A.
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     NUMBER OF                 7    SOLE VOTING POWER        525,000
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
     PERSON
      WITH
                              -------------------------------------------------
                               8    SHARED VOTING POWER
                              -------------------------------------------------
                               9    SOLE DISPOSITIVE POWER        525,000
                              -------------------------------------------------
                               10   SHARED DISPOSITIVE POWER
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       525,000
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                                 / /
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        5.26%
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14  TYPE OF REPORTING PERSON*             IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
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CUSIP No. 290375 10 4     SCHEDULE 13D    Page 3 of 5 Pages


Item 1.  SECURITY AND ISSUER

    This Schedule 13D relates to 497,000 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock") of Eltrax Systems, Inc., a Minnesota corporation (the "Issuer"), and options to acquire an additional 28,000 shares of Common Stock of the Issuer (the "Option Shares") pursuant to the Issuer's 1997 Stock Incentive Plan (the "Plan"). The address of the principal executive office of the Issuer is 2000 Town Center, Suite 690, Southfield, Michigan 48075.

Item 2.  IDENTITY AND BACKGROUND

    (a)  This Schedule is being filed by John M. Good (the "Shareholder").

    (b) The Shareholder's business address is 30701 Lorain Road, North Olmsted, Ohio 44070.

    (c) The Shareholder's principal occupations or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is President of DataComm Associates, Inc. ("DataComm") and Midwest Telecom Associates, Inc. ("Midwest"), 30701 Lorain Road, North Olmsted, Ohio 44070.

    (d) The Shareholder has not been convicted of any criminal offense during the last five years.

    (e) The Shareholder has not been a party during the last five years to any judicial or administrative proceeding resulting in a judgment, decree or order enjoining future violation of or prohibiting or mandating activities subject to, federal or state security laws, or finding any violation with respect to such laws.

    (f)  The Shareholder is a United States citizen.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The Shareholder acquired the Shares and the Option Shares on October 31, 1997 pursuant to concurrent subsidiary merger transactions (the "Mergers"), in which each of DataComm and Midwest was merged with and into a separate wholly-owned subsidiary of the Issuer, with DataComm and Midwest respectively being the surviving corporation of each such merger, as consideration for the Shareholder's capital stock of DataComm and Midwest.


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CUSIP No. 290375 10 4     SCHEDULE 13D    Page 4 of 5 Pages

Item 4.   PURPOSE OF TRANSACTION

    The purpose of the acquisition reported in this Schedule was to acquire an interest in the Issuer for investment purposes only in connection with the consummation of the Mergers. The Shareholder reserves the right to change his plans and intentions at any time, as he deems appropriate.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

    (a) The Shareholder beneficially owns 497,000 Shares and 28,000 Option Shares, constituting in the aggregate 5.26% of the outstanding Common Stock of the Issuer.

    (b) The Shareholder has the sole power to vote and dispose of all of the Shares reported in Item 5(a) as beneficially owned by him. Of the Option Shares, 14,000 vested and exerciseable on October 31, 1997 and 14,000 will vest and become exerciseable on January 1, 1998. All of such Option Shares have an exercise price equal to $5.9375.

    (c) The only transaction in the Common Stock of the Issuer effected by the Shareholder within the last sixty days is the acquisition pursuant to the Mergers of the 497,000 Shares and 28,000 Option Shares reported herein.

    (d)  Not applicable.

    (e)  Not applicable.


Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-
         SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    In addition to the Shares and the Option Shares, in connection with the Mergers the Shareholder received from the Issuer an option to purchase an additional 22,000 shares of Common Stock of the Issuer, at an exercise price equal to $5.9375. The options to acquire such additional shares of Common Stock become exerciseable pursuant to the terms of the Plan as follows:

         Options to acquire
         14,000 shares of Common Stock      -    January 1, 1999

         Options to acquire
         8,000 shares of Common Stock       -    January 1, 2000


Item 7.  MATERIALS TO BE FILED AS EXHIBITS

         None.


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CUSIP No. 290375 10 4     SCHEDULE 13D    Page 5 of 5 Pages


Item 8.  SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 1997



/s/ JOHN M. GOOD
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    Signature
JOHN M. GOOD